

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2010

By Facsimile and U.S. Mail

Andres Cordero
Chief Executive Officer
MetroGas S.A.
Gregorio Araoz de Lamadrid 1360
(1267) Buenos Aires, Argentina

**Re: MetroGas S.A.**
**Form 20-F for the Fiscal Year Ended December 31, 2009**
**Filed July 14, 2010**
**Filing No. 001-13442**

Dear Mr. Cordero:

We have reviewed your supplemental response dated October 26, 2010 as well as your filings and have the following comments. As noted in our comment letter dated September 28, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 5. Operating and Financial Review and Prospects

A. Liquidity and Capital Resources

1. We note your response to our prior comment three of our letter dated September 28, 2010. Please enhance your cash flow disclosure by providing a discussion and analysis of the material factors impacting the comparability of operating cash flows between periods. In that regard, please revise your disclosure to provide a discussion quantifying each factor and analyzing the underlying reasons for changes in your operating cash flows rather than repeating the information disclosed on the face of your cash flow statement. Refer to Section IV of our Release 33-8350.

Critical Accounting Policies and Estimates

<u>Impairment of long-lived assets</u>

2.      We note your response to our prior comment four of our letter dated September 28, 2010 regarding the results of your most recent impairment test in compliance with FASB ASC 360-10.  Please show us the revised and expanded disclosure relating to your most recent impairment test and the material assumptions used that you plan to include in future filings.

*      *      *      *

        Please respond to this letter within 10 business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

        You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Robert Babula, Staff Accountant, at (202) 551-3339, if you have questions regarding comments on the financial statements and related matters.   Please contact the undersigned at (202) 551-3720 with any other questions.

                                                Sincerely,


                                                Andrew Mew
                                                Accounting Branch Chief